UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

GMX Resources Inc.
(Name of Issuer)

Common stock, par value $.001 per share
(Title of Class of Securities)

38011M108
(CUSIP Number)

James Ruggerio c/o Chatham Asset Mangement, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 7012431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthony Melchiorre

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

505,198

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

505,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

505,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.82%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chatham Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

505,198

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

505,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

505,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.82%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	38011M108

Item 1.	Security and Issuer.

No change from the Schedule 13D filed on March 11, 2013.

Item 2.	Identity and Background.
No change from the Schedule 13D filed on March 11, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.
No change from the Schedule 13D filed on March 11, 2013.

Item 4.	Purpose of Transaction.

On April 1, 2013, the Issuer announced that is filing for Chapter 11 in the U.S. Bankruptcy Court for the Western District of Oklahoma (the "Court").  As a result of this announcement, the Reporting Persons have engaged in discussions with the Issuer's management and members of the Issuer's Board of Directors with respect to providing new capital to the Issuer for debtor-in-possession financing under a Superpriority Debtor in Possession Credit and Guaranty Agreement to be entered into upon approval by the Court, expected to be entered into among the Issuer, as borrower, Diamond Blue Drilling Co. and Endeavor Pipeline Inc., as guarantors, and the applicable lenders (which may include the Reporting Persons), as lenders, and Cantor Fitzgerald Securities, as DIP Agent (the "DIP Facility").  It is expected that the DIP Facility will fund a process for the orderly sale of the Issuer's assets pursuant to Section 363 of the Bankruptcy Code.

Further, the Reporting Persons have also engaged in discussions with the Issuer with respect to purchasing a portion of the Issuer's operating assets and undeveloped acreage pursuant to an asset purchase agreement.

The Reporting Persons intend to continue to engage in discussions with the Issuer's management and members of the Issuer's Board of Directors concerning the transactions discussed above and/or any other potential transactions that may be deemed to have the purpose or effect of changing or influencing control of the Issuer, or that may be in connection with or relating to the Reporting Persons as a participant in any transaction having that purpose or effect, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons have had discussions concerning the potential financing alternatives with other significant shareholders of the Issuer.

The Reporting Persons may have further discussions with the Issuer's management and members of the Issuer's Board of Directors regarding operational, strategic, financial or governance matters with the intent of maximizing shareholder value.  In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
No change from the Schedule 13D filed on March 11, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No change from the Schedule 13D filed on March 11, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: An agreement relating to the filing of a join statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2013
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 3, 2013, relating to the Common stock, par value $.001 per share of GMX Resources Inc. shall be filed on behalf of the undersigned.

April 3, 2013
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

SK 21847 0005 1371163